EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

1

Results of Operations for the Six Months Ended March 31, 2025 and 2024

The following table summarizes our results of operations for the six months ended March 31, 2025 and 2024:

	For the Six Months Ended March 31,		Variance
	2025	2024	Amount	%
Revenue	$16,144,309	$36,443,887	$(20,299,578)	(55.7%)
Cost of revenues	(15,329,735)	(34,294,628)	(18,964,893)	(55.3%)
Gross profit	814,574	2,149,259	(1,334,685)	(62.1%)
Reversal of (allowance for) doubtful accounts	270,832	(144,249)	(415,081)	(287.8%)
Selling and distribution expenses	(83,321)	(52,817)	30,504	57.8%
General and administrative expenses	(1,670,829)	(1,038,628)	632,201	60.9%
(Loss) income from operations	(668,744)	913,565	(1,582,309)	(173.2%)
Interest income	3,622	1,988	1,634	82.2%
Interest expense	(231,704)	(1,322,926)	(1,091,222)	(82.5%)
Amortization of debt issuance costs	(177,014)	-	(177,014)	100.0%
Loss from equity method investment	(431,180)	-	(431,180)	100.0%
Other income, net	1,003,031	70,665	932,366	1,319.4%
Gain on disposal of subsidiaries	250,331	966,251	(715,920)	(74.1%)
(Loss) income before income taxes	(251,658)	629,543	(881,201)	(140.0%)
Income tax benefits	-	949	949	(100.0%)
Net (loss) income	$(251,658)	$630,492	$(882,150)	(139.9%)

2

Revenues

Our revenues derive from the following major product categories: Shiitake, Mu Er, other edible fungi, and other agricultural products trading business (e.g., tapioca, corn, cotton, and cornstarch).

The following table sets forth the breakdown of our revenues for the six months ended March 31, 2025 and 2024, respectively:

	For the Six Months Ended March 31,				Variance
	2025	%	2024	%	Amount	%
Shiitake	$6,668,963	41.3%	$9,806,605	26.9%	$(3,137,642)	(32.0%)
Mu Er	5,255,756	32.6%	7,329,253	20.1%	(2,073,497)	(28.3%)
Logistic services	3,407,535	21.1%	-	-	3,407,535	100.0%
Corn	782,946	4.8%	18,784,651	51.5%	(18,001,705)	(95.8%)
Other edible fungi	29,109	0.2%	16,443	0.0%	12,666	77.0%
Red dates	-	-	506,935	1.4%	(506,935)	(100.0%)
Total	$16,144,309	100.0%	$36,443,887	100.0%	$(20,299,578)	(55.7%)

Total revenues for the six months ended March 31, 2025 decreased by $20.3 million, or 55.7%, to approximately $16.1 million from approximately $36.4 million for the same period of the prior fiscal year.

The trading of agriculture products (e.g., corn, and red dates) was mainly based on market opportunity of matching suppliers and customers. Hence, the sales volume may fluctuate according to market demand and supply, and there is no pattern of such agriculture product trading.

Revenue from sales of Shiitake decreased by $3.1 million, or 32.0%, to $6.7 million for the six months ended March 31, 2025 from $9.8 million for the same period of last year, mainly due to the decreased sales volume arising from reduced market demand for Shiitake which resulted in a decrease of customer orders.

Revenue from sales of Mu Er decreased by $2.1 million, or 28.3%, to $5.3 million for the six months ended March 31, 2025 from $7.3 million for the same period of last year, mainly due to the decreased sales volume arising from reduced market demand of Mu Er which resulted in a decrease of customer orders.

Revenue from logistic services increased by $3.4 million, or 100%, to $3.4 million for the six months ended March 31, 2025 from nil for the same period of last year. On December 12, 2024, the Company signed an Overseas Warehouse Distribution Service Agreement with a third party, to provide “one piece shipping service”. “One piece shipping service” refers to the overseas warehousing services, in warehouse operations, final logistics services, and other related value-added services provided by the Company to the third party using “Warehouse Management System” (hereinafter referred to as “WMS System”). WMS system refers to a platform developed by the third party Company and rent by the Company, aimed at providing online order management for the third party. The functions supported by this information system may include but are not limited to goods management, warehouse distribution and inventory management, intelligent stocking analysis, logistics order management, settlement management, report statistics, return management, logistics optimization, logistics distribution status management, etc. Revenue from logistic services was related to the “one piece shipping service” provided by the Company since December 2024.

Revenue from sales of corn decreased by $18.0 million, or 95.8%, to $0.8 million for the six months ended March 31, 2025 from $18.8 million for the same period of last year. The decrease was mainly attributable to the decrease in trading volume for the six months ended March 31, 2025 as compared to the same period of last year.

Revenue from sales of other edible fungi increased by $12,666, or 77.0%, to $29,109 for the six months ended March 31, 2025 from $16,443 for the same period of last year, mainly due to the decreased sales volume arising from reduced market demand for other edible fungi which resulted in a decrease of customer orders.

Revenue from sales of red dates decreased by $0.5 million, or 100%, to nil for the six months ended March 31, 2025 from $0.5 million for the same period of last year. The decrease was due to no such trading of red dates for the six months ended March 31, 2025, while there was trading of red dates for the same period of 2024.

3

Cost of Revenues

The following table sets forth the breakdown of the Company’s cost of revenues for the six months ended March 31, 2025 and 2024, respectively:

	For the Six Months Ended March 31,				Variance
	2025	%	2024	%	Amount	%
Shiitake	$5,890,949	38.4%	$8,617,872	25.1%	$(2,726,923)	(31.6%)
Mu Er	4,683,022	30.5%	6,398,507	18.7%	(1,715,485)	(26.8%)
Logistic services	3,953,543	25.8%	-	-	3,953,543	100.0%
Corn	782,623	5.2%	18,763,036	54.7%	(17,980,413)	(95.8%)
Other edible fungi	19,598	0.1%	8,947	0.0%	10,651	119.0%
Red dates	-	-	506,266	1.5%	(506,266)	100.0%
Total	$15,329,735	100.0%	$34,294,628	100.0%	$(18,476,028)	(55.3%)

Cost of revenues decreased by $18.5 million, or 55.3%, to $15.3 million for the six months ended March 31, 2025 from $34.3 million for the same period of last year. As illustrated in the table above, the decrease was mainly attributable to the cost of revenues associated with trading of corn and the decrease in sales of shiitake and Mu Er, the decrease was partially offset by the increase of $4.0 million in the cost of revenues associated with logistic services which related to “one piece shipping service” since December 2024 whereby the Company provides overseas warehousing services, final logistics services, and other related value-added services in Chino, California,

4

Gross Profit

The following table sets forth the breakdown of gross profit for the six months ended March 31, 2025 and 2024, respectively:

	For the Six Months Ended March 31,				Variance
	2025	%	2024	%	Amount	%
Shiitake	$778,014	95.5%	$1,188,733	55.3%	$(410,719)	(34.6%)
Mu Er	572,734	70.3%	930,746	43.3%	(358,012)	(38.5%)
Logistic services	(546,008)	(67.0%)	-	-	(546,008)	100.0%
Corn	323	0.0%	21,615	1.0%	(21,292)	(98.5%)
Other edible fungi	9,511	1.2%	7,496	0.3%	2,015	26.9%
Red dates	-	-	669	0.0%	(669)	(100.0%)
Total	$814,574	100.0%	$2,149,259	100.0%	$(1,334,685)	(62.1%)

Overall gross profit decreased by $1.3 million, or 62.1%, to $0.8 million for the six months ended March 31, 2025 from $2.15 million for the same period of last year. The decrease in gross profit was mainly attributable to gross loss incurred by logistic services due to gestation period of aforementioned “one piece shipping service” commenced since December 2024, and gross profits of shiitake and Mu Er reduced by $0.41 million and $0.36 million as competitive market reduced gross margins for both shiitake and Mu Er, respectively.

Reversal of (allowance for) doubtful accounts

Reversal of (allowance for) doubtful debts and inventory decreased by $0.4 million, or 287.8%, to a reversal of $0.3 million for the six months ended March 31, 2025 from an allowance of $0.1 million for the same period of last year, primarily due to the improvement in ageing of certain accounts receivable and advances to suppliers.

Selling and distribution expenses

Selling and distribution expenses increased by $30,504, or 57.8%, to $83,321 for the six months ended March 31, 2025 from $52,817 for the same period of last year. The increase was primarily attributable to $29,196 office expenses incurred for the “one piece shipping service” since December 2024.

General and administrative expenses

General and administrative expenses increased by $0.6 million, or 60.9%, to approximately $1.7 million for the six months ended March 31, 2025 from $1.0 million for the same period of last year. The increase was primarily attributable to the provision of “one piece shipping service”, the Company incurred approximately $0.77 million in property management fees for the warehouse in Chino, California.

5

Interest expense

Interest expense decreased by $1.1 million, or 82.5%, to $0.2 million for the six months ended March 31, 2025 from $1.3 million for the same period of last year. The interest expenses incurred for the six months ended March 31, 2024 was primarily attributable to interest expenses and fees charged by convertible promissory notes which was fully repaid on July 30, 2024 and, as a result, the interest expenses for the six months ended March 31, 2025 decreased significantly.

Amortization of debt issuance costs

Amortization of debt issuance costs increased by $0.2 million, or 100%, to $0.2 million for the six months ended March 31, 2025 from nil million for the same period of last year. On July 30, 2024, the Company and Atlas Sciences, LLC, (“Atlas”), entered into an agreement. Pursuant to the agreement, the Company agreed to issue Atlas an unsecured promissory note in the original principal amount of $5,355,000 for $5,000,000 in gross proceeds. The debt discount was amortized over the term of the promissory note and, for the six months ended March 31, 2025, the Company recorded amortization of debt issuance cost of $0.2 million in other expenses.

Loss from equity method investment

On February 28, 2024, Farmmi International Limited (“Farmmi International” or the “Buyer”), a wholly-owned subsidiary of Farmmi, Inc. (the “Company”), entered into an equity transfer agreement with Malong Limited, a Hong Kong company (the “Seller”) to acquire a 45% equity of Ewayforest Group Limited (the “Target”), a Hong Kong company and a wholly owned subsidiary of the Seller. The Target owns 100% of the equity of Lishui Ganglisen Enterprise Management Co., Ltd, a Chinese company, which in turn owns 100% of the equity of Lishui Senbo Forestry Co., Ltd, a Chinese company (“Senbo Forestry”). Senbo Forestry is engaged in forestry management, improvement, planting and product sales. The Target had an appraised value of approximately RMB1.6 billion (approximately $220.2 million) as of December 31, 2024 based on an asset appraisal report issued by an independent third party appraisal firm.

Pursuant to the agreement, Farmmi International would pay a total purchase price of RMB723,324,150 ($99,676,733) for 45% of the Target’s equity (the “Equity”). The parties agreed that the Buyer would pay $35 million in cash and $35 million in the form of accounts receivable by March 31, 2025, with the remaining purchase price of $29,085,500 to be settled by September 2025. The parties further agreed the date on which the Seller receives the first installment of the purchase price shall be deemed the closing date of the transaction. Within one month after receiving the first installment of the purchase price, the Seller shall complete the procedures for amending the Target’s articles of association and transferring the Equity. The Target is also required to have a two-member board of directors with one director appointed by each of the Buyer and the Seller. The agreement contains customary representations, warranties and covenants of the Buyer and the Seller, and is subject to certain customary closing conditions.

For the six months ended March 31, 2025 and 2024, equity investment loss of $431,180 and nil, respectively, and was recognized in the condensed consolidated statements of operations and comprehensive (loss) income.

Other income

Other income increased by approximately $0.9 million, or 1,319.4%, to approximately $1.0 million for the six months ended March 31, 2025 from $70,665 for the same period of last year. The increase was mainly due to that a subsidiary was set up in the USA in earning warehouse sub-lease rental income.

Gain on disposal of subsidiaries

On March 31, 2025, an agreement was signed to divest 100% interest in Farmmi Food and Farmmi Supply Chain to a third party for a total cash consideration of RMB20,000 ($2,754). The gain on disposal of these subsidiaries was $0.2 million for the six months ended March 31, 2025.

On January 31, 2024, an agreement was signed to divest 100% interest in Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network”), Zhejiang Farmmi Holdings Group Co., Ltd. (“Farmmi Holdings”), and Zhejiang Farmmi Agricultural Technology Group Co., Ltd. (“Farmmi Agricultural”) to a third party for a total cash consideration of RMB43.1 million ($6.0 million). The gain on disposal of these subsidiaries was $1.0 million for the six months ended March 31, 2024.

Income taxes

For the six months ended March 31, 2025 and 2024, our income tax expense was nil and income tax benefit was $949, respectively. The income taxes for the six months ended March 31, 2025 and 2024 were resulting from the fact that certain PRC subsidiaries generated taxable income from operations.

Net (loss) income

As a result of the factors described above, our net loss was $0.3 million for the six months ended March 31, 2025, a decrease from net income of $0.6 million for the same period of last year.

6

Liquidity and Capital Resources

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC and USA subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and their ability to pay dividends out of earnings. Management believes that our current cash, cash flows provided by operating activities, and access to loans will be sufficient to meet our working capital needs for at least the next 12 months. We intend to continue to carefully execute our growth plans and manage market risk.

As of March 31, 2025, we had cash of $0.9 million. Total current assets as of March 31, 2025 amounted to $109.8 million, a decrease of $53.1 million compared to $162.9 million as of September 30, 2024. The decrease of current assets was mainly attributable to the decrease in accounts receivable, and advances to suppliers. The decrease in accounts receivable was that $35 million accounts receivable was used as part of the consideration to pay for the acquisition. The decrease in advances to suppliers was attributable to the recover of $5.4 million and $6.6 million from Ningbo Runcai and Zhongjin Boda, respectively. Current liabilities amounted to $58.6 million at March 31, 2025, in comparison to $10.5 million at September 30, 2024. The increase in current liabilities was mainly attributable to the acquisition consideration payable.

Although management believes that the cash generated from operations will be sufficient to meet our normal working capital needs for at least the next twelve months, our ability to repay our current obligations will depend on the future realization of our current assets. Management has considered the historical experience, the economy, trends in the agricultural product industry, the expected collectability of accounts receivable, and the realization of the inventories as of March 31, 2025. Based on the above considerations, management is of the opinion that we have sufficient funds to meet our working capital requirements and debt obligations as they become due. However, there is no assurance that management will be successful in our plan. There are a number of factors that could potentially arise which might result in shortfalls to what is anticipated, such as the demand for our products, economic conditions, the competition in the industry, and our bank and suppliers being able to provide continued support. If the future cash flow from operations and other capital resources is insufficient to fund our liquidity needs, we may be forced to obtain additional debt or equity capital, or refinance all or a portion of our debt.

Indebtedness. As of March 31, 2025, we have $4.1 million convertible promissory notes and long-term loans of $3.4 million. Beside this indebtedness, we did not have any finance leases or purchase commitments, guarantees, or other material contingent liabilities.

Off-Balance Sheet Arrangements. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk, or credit support to or engages in hedging or research and development services with us.

Capital Resources. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations and renew commercial bank loans, as well as proceeds from equity and debt financing, to ensure our future growth and expansion plans.

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Working Capital. Total working capital as of March 31, 2025 amounted to $51.4 million, compared to $152.4 million as of September 30, 2024.

Capital Needs. Our capital needs include our daily working capital needs and capital needs to finance the development of our business. We have established effective collection procedures of our accounts receivable and have been able to realize or receive the refund of the advances to suppliers in the past. Our management believes that income generated from our current operations can satisfy our daily working capital needs over the next 12 months. We may also raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary.

Cash flows

The following table provides detailed information about our net cash flows for the six months ended March 31, 2025 and 2024:

	For the Six Months Ended March 31,
	2025	2024
Net cash provided by (used in) operating activities	$14,569,967	$(14,901,185)
Net cash (used in) provided by investing activities	(15,035,909)	2,946,776
Net cash provided by (used in) financing activities	875,208	(16,653)
Effect of exchange rate changes on cash	(5,452)	305,776
Net increase (decrease) in cash	403,814	(11,665,286)
Cash, beginning of period	486,522	12,789,735
Cash, end of period	$890,336	$1,124,449

Operating Activities

Net cash provided by operating activities was $14.6 million for the six months ended March 31, 2025, as compared to net cash used in operating activities of $14.9 million for the six months ended March 31, 2024, which mainly consisted of (i) a decrease in advances to suppliers of $16.8 million mainly due to the recover of $5.4 million and $6.6 million from Ningbo Runcai and Zhongjin Boda, respectively; this was partially offset by (i) a decrease in operating lease liabilities of $1.8 million due to payment of lease liabilities.

Investing Activities

For the six months ended March 31, 2025, net cash used in investing activities amounted to $15.0 million as compared to net cash provided by investing activities of $2.9 million for the same period of 2024, which mainly consisted of $15 million used for the purchase of long-term investment.

Financing Activities

Net cash provided by financing activities amounted to $0.9 million for the six months ended March 31, 2025, as compared to net cash used in financing activities of $16,653 for the same period in 2024, which mainly consisted of borrowing from a third-party long-term loan of $1.7 million and proceed of $0.8 million from issuance of ordinary shares for warrants exercised, partially offset by repayment of $1 million promissory notes.

Commitments and Contractual Obligations

The following table presents the Company’s material contractual obligations as of March 31, 2025:

		Less than	1-2	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years
Promissory notes	$4,090,651	$4,090,651	-	-	-
Long-term loans	3,386,020	-	-	3,386,020	-
Operating lease obligations	5,773,502	1,701,942	3,755,449	199,961	116,150
Total	$13,250,173	$5,792,593	$3,755,449	$3,585,981	$116,150

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